FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Management's discussion & analysis

This management's discussion and analysis should be read in conjunction with the Message to Our Shareholders, operations review, and the Company's Consolidated Financial Statements and related notes. All financial information is in Canadian dollars unless otherwise noted.

This annual report and discussion and analysis contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

Profile

GTR Group Inc. ("GTR Group" or the "Company") is a holding company with a primary focus on the Mad Catz, Inc. ("Mad Catz") video game accessories business. Mad Catz, with it's headquarters in San Diego, California, is a supplier of video game accessories for Nintendo, Sega, Sony, Microsoft and PC game systems. Mad Catz products are sold in over 12,000 retail stores in North America.
Mad Catz products are also well represented internationally with sales to Europe, South America, Canada, Australia, and New Zealand. The Company's stock is traded on the Toronto Stock Exchange and the American Stock Exchange.

Significant developments during fiscal 2001

A decision was made by the GTR Group board of directors to set forth a plan in the fourth quarter of fiscal 2001 to sell or discontinue the Games Trader (previously played video games) and ZapYou (Internet distribution) businesses in order to focus on the Mad Catz business. In June of 2001, the remaining inventory of the Games Trader business was subsequently sold to GameStop Inc.

Financial results for fiscal 2001 and 2000 recognize Games Trader and ZapYou as discontinued operations.

In fiscal 2001, $6.4 million in proceeds were realized as various warrants matured and were exercised. Average price per warrant realized was $1.21 per share.

In September 2000, the GTR Group completed new financing with Congress Financial Corp. establishing a line of credit of U.S. $35 million for the Mad Catz operation. In addition, a U.S. $10 million credit line was established for acquisitions. Credit facilities were also established for Games Trader, however, as part of the plan to discontinue the Games Trader and ZapYou businesses this line of credit has been repaid and will be closed.

Results of operations

Summary statement of operations

Years ended March 31 (In millions of dollars, except per share amounts) Results of continuing operations	Fiscal 2001	Fiscal 2000
Sales	$ 87.9	$ 70.4
Gross profit	19.6	20.1
Operating expenses	17.3	11.3
EBITDA	2.3	8.8
Interest expense	1.9	0.8
Amortization	2.6	1.3
Income tax expense	4.8	4.7
Foreign exchange (gain) loss/ other income	0.3	(0.3)
Net income (loss) from continuing operations	(7.3)	2.3
Net income (loss) from discontinued operations	(28.8)	3.3
Net income (loss)	(36.1)	5.6
Income (loss) per share before goodwill charges and discontinued operations	$ (0.13)	$ 0.09
Income (loss) per share on discontinued operations	(0.64)	0.09
Loss per share on goodwill charges	(0.03)	(0.02)
Income (loss) per share	(0.80)	0.16
Fully diluted income (loss) per share	(0.80)	0.15

For year on year comparisons between fiscal 2001 and fiscal 2000 it should be noted that GTR Group's consolidated fiscal 2000 results included 7 months of Mad Catz operations as Mad Catz was acquired in September 1999. In order to make a more meaningful comparison of results, the analysis of operations includes a comparison of Mad Catz fiscal 2001 and unaudited 12 month ending March 31, 2000 results.

Continuing operations

Sales

Sales from continuing operations increased to $87.9 million for fiscal 2001 as compared with $70.4 million for fiscal 2000. The primary driver for the increase is the inclusion of 12 months of Mad Catz sales in fiscal 2001 versus 7 months in fiscal 2000. Mad Catz sales increased 4% year-on-year for comparative 12 month periods. However, Mad Catz North American sales, which accounted for 83% of total sales, were up 22%, while the industry as a whole declined. Mad Catz European sales decreased 39% which is consistent with the general decline in the European market and was within managements' expectations. The typical seasonality of the sales cycle was as expected with 57% of sales occurring in third quarter.

Gross profit

Gross profit from continuing operations was $19.6 million for fiscal 2001 as compared to $20.1 million for fiscal 2000. Gross profit as a percentage of net sales was 22.3% for fiscal 2001 as compared to 28.5% in fiscal 2000. The Mad Catz gross profit was 22.3% for 2001 versus 24.2% for a twelve month 2000. Fiscal 2001 represented a transition year for the console industry as the new 128 bit platforms started replacing the 32/64 bit products. As expected, margins were lower in fiscal 2001 as accessories for the older platforms were discounted and the delivery of the new Sony PlayStation2 consoles did not meet market expectation.

Operating expenses

Operating expenses include selling, marketing and administrative expenses of the Mad Catz business and corporate overhead associated with the GTR Group. Operating expenses were $17.3 million in fiscal 2001 as compared to $11.3 million in fiscal 2000. The primary driver for the variance is the inclusion of only 7 months of Mad Catz expenses in fiscal 2000. Taking a full 12 months of fiscal 2000 into account, Mad Catz operating expenses decreased to $13.7 million from $16.5 million the prior year. The improvement in Mad Catz operating expense is attributed to a streamlined selling process. Mad Catz previously relied heavily on external sales support and now combines both internal and external sales-forces.

Corporate operating expense for GTR Group was $3.4 million in fiscal 2001 compared with $1.2 million in fiscal 2000. Professional and legal fees, salaries, and severance costs were the primary costs.

Earnings before interest, taxes, amortization and other items

EBITDA for the GTR Group continuing operations was $2.3 million in fiscal 2001 as compared to $8.8 million for fiscal 2000. The variance is due to the cyclical nature of the business and partial inclusion of the Mad Catz 2000 results. Consolidated GTR Group fiscal 2000 EBITDA includes the majority of Mad Catz sales and a lesser proportion of operating expenses. From a 12 month year on year perspective, Mad Catz EBITDA increased to $5.2 million in 2001 from $3.8 million in 2000 due to the improvement in operating expenses.

Interest expense

Interest expense from continuing operations was $1.9 million in fiscal 2001 as compared to $0.8 million for fiscal 2000. Using a comparative 12 month period, Mad Catz interest expense was $1.2 million for 2001 as compared to $1.1 million the previous year. Interest expense for Mad Catz is driven by the asset-based line of credit. The GTR Group interest expense is primarily a shareholder loan.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of Mad Catz was $2.6 million in fiscal 2001 as compared to $1.3 million for fiscal 2000. Fiscal 2000 includes only 7 months of amortization of the Mad Catz goodwill. From a 12 month perspective, Mad Catz amortization of capital assets was $1.1 million for 2001 as compared to $0.5 million in 2000. Primary asset acquisitions are moulds used in production of accessories.

Income tax expense

Income tax expense was $4.8 million for the year as compared to $4.7 million for fiscal 2000. Mad Catz income taxes were $2.2 million payable on the profitability of the Mad Catz business despite losses reported at the GTR Group level. A 1999 IRS offer-in-compromise related to the Mad Catz business limits the deductions taken on the Mad Catz profits in fiscal 2001. Certain deductions have been deferred to later years and are reflected as current tax assets on the Mad Catz balance sheet. At the GTR level, income tax expense was $2.6 million which was a one-time write-off of a future tax asset.

Net income (loss) and income (loss) per share

Net loss from continuing operations was $7.3 million in fiscal 2001 as compared to net income of $2.3 million in fiscal 2000. Net income from the Mad Catz operation was $0.6 million for 2001 as compared to a net loss of $0.1 million for 12 months in 2000. Loss per share for the GTR Group continuing operations in fiscal 2001 was $(0.16) as compared to income of $0.07 in fiscal 2000. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the year of 45,297,305 compared to 34,746,433 in the previous year.

Net loss from discontinued operations

In March 2001, the Company 's Board of Directors adopted a formal plan to dispose of the assets and business operations of it's Games Trader and ZapYou business units.

It is anticipated that all assets of the Games Trader and ZapYou business units will be disposed of by August 31, 2001. During the year, the Company recorded a net loss of $28.8 million (2000 – net income of $3.3 million). The 2001 loss from discontinued operations includes charges of $1.6 million for costs to exit the Games Trader and ZapYou business units. The loss also includes $20.4 million in writedowns of assets to their net realizable value as related to the disposition of the business units (inventories $4.2 million, capital assets $3.3 million, goodwill and intangibles $3.5 million, future tax asset $6.2 million, and accounts receivable $3.2 million). The balance of the $28.8 million loss is attributed to operating losses associated with the Games Trader and ZapYou fiscal 2001 operations.

Loss per share for discontinued operations in fiscal 2001 was $(0.64) as compared to income of $0.09 the prior year.

Summary consolidated statements of cash flow

Years ended March 31 (In million of dollars)	Fiscal 2001	Fiscal 2000
Cash provided by (used in) continuing operating activities	$ 15.2	$ (7.6)
Cash provided by financing activities	2.4	24.3
Cash used in investing activities	(1.9)	(21.1)
Cash used in discontinued operations	(13.4)	(0.4)
Net increase (decrease) in cash	$ 2.3	$ (4.8)

Liquidity and capital resources

GTR Group continuing operations generated $15.2 million in cash in fiscal 2001 from operating activities compared to a net use of cash of $7.6 million in fiscal 2000. The key driver behind the cash generated was the favorable net change in accounts receivable and inventories at Mad Catz.

Cash provided by financing activities was $2.4 million in fiscal 2001 as compared to $24.3 million in fiscal 2000. Fiscal 2000 included two common share issues and new bank indebtedness to finance the purchase of Mad Catz.

Total cash used in fiscal 2001 in investing activities of $1.9 million relates to the acquisition of capital assets. In fiscal 2000, $21.1 million was used in investing activities primarily driven by the acquisition of Mad Catz.

Discontinued operations used $13.4 million in cash in fiscal 2001 as compared with $0.4 million the previous year.

The net cash generated for fiscal 2001 for both continuing and discontinued operations was $2.3 million as compared to a net use of cash of $4.8 million in fiscal 2000.

The Company's working capital needs are provided by internally generated cash flow and a credit facility with an asset-based lender. As a result of discontinuing the Games Trader and ZapYou businesses the Company was not in compliance with certain loan covenants. As of March 31 2001, the lender had waived all covenant violations until such time that new covenants could be established to reflect the new continuing operations.

Balance sheet

As of March 31, 2001, the Company's consolidated balance sheet had assets of $72.0 million as compared with $103.1 million the previous year. Shareholders equity was $38.9 million as compared with $67.4 million the previous year. The major balance sheet movement is attributable to the write-offs associated with discontinuing the Games Trader and ZapYou businesses.

Risk and risk management

Technology

The markets for the Company's products are characterized by rapid technological advances, evolving industry standards and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render the Company's existing inventory of products obsolete and unmarketable. The company's future success will depend upon its ability to enhance its current inventory of products and to introduce new products that keep pace with technological developments, respond to evolving end-users requirements and achieve market acceptance.

Infringement of third parties' rights

Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims will not be asserted against the Company, or that any such claims will not materially adversely affect the business, financial condition, or results of operations. Irrespective of their validity or success, such claims may result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.



Risks associated with product returns: price protection

Consistent with industry practice, the Company allows retailers and end users to return products for credits toward the purchase of additional products. In addition, the Company's promotional activities include free trial and satisfaction guaranteed offers. Competitors' promotional or other activities could cause returns to increase sharply at any time. Further, the Company expects that the rate of product returns could increase above historical levels to the extent that the Company introduces new versions. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products and is likely to face increasing price competition.

Customer concentration

There are two customers that represent a significant amount of the Company's revenues. The loss of, or a significant decline in the sales to these customers could have a material adverse effect on the Company's business and prospects.

Product concentration

The Company has significant revenues from a handful of products. The introduction of new products and product enhancements by the Company or it's competitors, changes in pricing policies by the Company or it's competitors and general economic conditions may have a material adverse effect on the Company's revenues.

Ongoing margin pressure

The Company operates in a highly competitive environment and may be forced to lower the prices for it's products at any time to remain competitive.

Offshore manufacturing risk

The Company uses Asian contract manufacturers. These may be affected at any time by the political instability and potential trade restriction risk in Asia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: [signature]
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.